UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d -1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d -2(a)

(Amendment No. 1)*

Bullion Monarch Mining, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

1024P 101
(CUSIP Number)

Valerie Barlow
Corporate Secretary
Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1X8
Canada
(604) 688-6390
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Kimberley R. Anderson
Dorsey & Whitney LLP
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
(206) 903-8800

February 7, 2012
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 1024P 101	13D	Page 2 of 5 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Eurasian Minerals Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	[ ]
		(b)	[X]
3.	SEC Use only
4.	Source of funds (See Instructions)	OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[X]
6.	Citizenship or Place of Organization	British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	15,185,616(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,185,616(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11) 38.6%(1)
14.	Type of Reporting Person (See Instructions)
CO

_____________________________________
(1) Based on 39,360,518 shares of Bullion (as defined below) common stock outstanding as of February 7, 2012 as set forth in the Merger Agreement. Pursuant to the Voting Agreement, Eurasian (as defined below) may be deemed to have beneficial ownership of Bullion common stock outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreement. Eurasian may be deemed to have beneficial ownership of 15,185,616 shares of Bullion common stock if the record date were February 7, 2012. Neither the filing of this Amendment (as defined below) nor any of its contents shall be deemed to constitute an admission by Eurasian that it is the beneficial owner of any of the Bullion common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO. 1024P 101	13D	Page 3 of 5 Pages

     This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D (the “Schedule 13D”) filed by Eurasian Minerals Inc., a corporation incorporated under the laws of British Columbia (“Eurasian”), with the Securities and Exchange Commission on February 15, 2012, relating to the common stock, par value $0.001 per share, of Bullion Monarch Mining, Inc., a Utah corporation (“Bullion”), is being filed by Eurasian to amend and restate in its entirety Schedule A attached to the Schedule 13D (“Schedule A”) in order to correct information provided on such Schedule A. Except for such Schedule A, no other part of the Schedule 13D is being amended by this Amendment. The amended and restated version of such Schedule A is attached hereto. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

CUSIP NO. 1024P 101	13D	Page 4 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

EURASIAN MINERALS INC.

Dated: March 8, 2012	By:	/s/ David M. Cole
	Name:	David M. Cole
	Title:	President and Chief Executive Officer

CUSIP NO. 1024P 101	13D	Page 5 of 5 Pages

SCHEDULE A

Certain Information Relating to the Directors and Executive Officers of Eurasian

     Set forth below is a list of the directors and executive officers of Eurasian, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. Unless otherwise indicated below, the business address of each person is c/o Eurasian Minerals Inc., 543 Granville Street, Suite 501, Vancouver, British Columbia V6C 1X8, Canada, and, to Eurasian’s knowledge, unless otherwise specified below, all directors and executive officers listed below are citizens of the United States.

Directors of Eurasian

Name and Citizenship	Present Principal Occupation and Business Address of Such Organization
M. Stephen Enders	Executive Chairman of Eurasian and Director of Renaissance Resource Partners, 6142 Large Oak Court, Castle Rock, Colorado 80108
David M. Cole	President and Chief Executive Officer of Eurasian, 6624 Willow Broom Trail, Littleton, Colorado 80125
Michael Winn	President of Terrasearch Inc., 381 Forest Avenue, Suite C, Laguna Beach, California 92651
Brian Bayley (Canada)	Resource Lending Advisor to Sprott Resource Lending Corp. and President of Ionic Management Corp., 10th Floor, 550 Burrard Street, Vancouver, British Columbia V6C 2B5, Canada
George Lim (Canada)	Retired
Brian K. Levet (Australia)	Retired

Executive Officers of Eurasian

Name and Citizenship	Present Principal Occupation and Business Address of Such Organization
M. Stephen Enders	Executive Chairman of Eurasian and Director of Renaissance Resource Partners, 6142 Large Oak Court, Castle Rock, Colorado 80108
David M. Cole	President and Chief Executive Officer of Eurasian, 6624 Willow Broom Trail, Littleton, Colorado 80125
Christina Cepeliauskas (Canada)	Chief Financial Officer of Eurasian, Reservoir Minerals Inc., Reservoir Capital Corp. and Atico Mining Corporation
Valerie Barlow (Canada)	Corporate Secretary of Eurasian, Sundance Minerals Ltd. and Seabord Services Corp.